                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              CHIC BY H.I.S., INC.
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                    167113109
                                 (CUSIP Number)


                                 March 10, 1998
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      [ ]    Rule 13d-1(b)
                      [X]    Rule 13d-1(c)
                      [ ]    Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   167113109                13G


      1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cumberland Associates LLC

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]

                                                          (b) [x]

      3  SEC USE ONLY


      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

                     5  SOLE VOTING POWER

                        593,300

   NUMBER OF         6  SHARED VOTING POWER
     SHARES
  BENEFICIALLY          126,700
    OWNED BY
      EACH           7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON             593,300
      WITH

                     8  SHARED DISPOSITIVE POWER

                        126,700

      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         720,000

     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                            [ ]


     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.4%

     12  TYPE OF REPORTING PERSON*

         OO, IA


                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)                   Name of Issuer:
                            --------------

                            Chic by H.I.S., Inc. (the "Issuer")

Item 1(b)                   Address of Issuer's Principal Executive Offices:
                            -----------------------------------------------

                            1372 Broadway
                            New York, New York 10018

Items 2(a)                  Name of Person Filing:
                            ---------------------

                            This statement is being filed by Cumberland
                            Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, twelve securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. K. Tucker Andersen, Gary Tynes, Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)                   Address of Principal Business Office:
                            ------------------------------------

                            The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)                   Citizenship:
                            -----------

                            Cumberland Associates LLC is a New York limited liability company. Each of the Members is a citizen of the United States.

Item 2(d)                   Title of Class of Securities:
                            ----------------------------

                            Common Stock, par value $.01 per
                            share (the "Shares")

Item 2(e)                   CUSIP Number:
                            ------------

                            167113109

Item 3                      Not Applicable

Item 4.                     Ownership:
                            ---------

Item 4(a)                   Amount Beneficially Owned:
                           --------------------------

                            As of the date hereof, Cumberland Associates LLC may be deemed the beneficial owner of 720,000 Shares.

Item 4(b)                   Percent of Class:
                            ----------------

                            The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes approximately 7.4% of the total number of Shares outstanding.

Item 4(c)                   Number of shares as to which such person has:
                            --------------------------------------------

                            (i)    Sole power to vote or to direct the vote:
                                   593,300

                            (ii)   Shared power to vote or to direct the vote:
                                   126,700

                            (iii) Sole power to dispose or to direct the disposition of: 593,300

                            (iv) Shared power to dispose or to direct the disposition of: 126,700

Item 5                      Ownership of Five Percent or Less of a Class:
                            --------------------------------------------

                            Not Applicable

Item 6                      Ownership of More than Five Percent on Behalf of
                            Another Person:
                            ------------------------------------------------

                            The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                            -----------------------------------------

                            Not Applicable

Item 8                      Identification and Classification of Members
                            of the Group:
                            --------------------------------------------

                            Not Applicable

Item 9                      Notice of Dissolution of Group:
                            ------------------------------

                            Not Applicable

Item 10                     Certification:
                            --------------

        By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 13, 1998

                                    CUMBERLAND ASSOCIATES LLC


                                    By:/s/ Oscar Schafer
                                    Name:  Oscar Schafer
                                    Title: Member